                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549




                               FORM 11-K
                             ANNUAL REPORT




                   Pursuant to Section 15(d) of the
                  Securities and Exchange Act of 1934
               For the Plan Year Ended December 31, 1994



                    Commission File Number: 1-9223



                   SERVICE MERCHANDISE COMPANY, INC.
                      SAVINGS AND INVESTMENT PLAN



                   SERVICE MERCHANDISE COMPANY, INC.
           P.O. Box 24600, Nashville, Tennessee  37202-4600
                           (mailing address)
      7100 Service Merchandise Drive, Brentwood, Tennessee  37027
                (address of principal executive office)

Financial Statements and Schedules

Description                                                                Page
- -----------                                                                ----
Financial Statements:

Independent Auditor's Report . . . . . . . . . . . . . . . . . . . . . . .  3

Statements of Net Assets Available for Plan Benefits as of
  December 31, 1994 and December 31, 1993  . . . . . . . . . . . . . . . .  4

Statements of Changes in Net Assets Available for Plan Benefits
  for the Plan Years Ended December 31, 1994 and December 31, 1993 . . . .  5

Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . 6-15

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16


Supplemental Schedules:

Schedule I - Line 27a--Schedule of Assets Held for Investment
  Purposes as of December 31, 1994 . . . . . . . . . . . . . . . . . . . .  17

Schedule II - Line 27d--Schedule of Reportable Transactions for the
  Plan Year Ended December 31, 1994. . . . . . . . . . . . . . . . . . . .  18

Consent:

Independent Auditor's Consent (Exhibit 23) . . . . . . . . . . . . . . . .  19




NOTE: Other schedules not included have been omitted as they are not applicable.

DELOITTE &
  TOUCHE LLP
                                      Suite 2400
                                      424 Church Street
                                      Third National Financial Center
                                      Nashville, Tennessee  37219-2396


INDEPENDENT AUDITORS' REPORT

Employee Benefit Plan Committee
Service Merchandise Company, Inc.
Nashville, Tennessee

We have audited the accompanying statements of net assets available for Plan benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 1994 and 1993 and the changes in its net assets available for Plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules, which are the responsibility of the Plan's management, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
- -------------------------
DELOITTE & TOUCHE LLP

June 12, 1995


- ---------------
Deloitte Touche
Tohmatsu
International
- ---------------

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                 December 31,
                                                           ------------------------
                                                              1994         1993
                                                           -----------  -----------
Assets:
    Investments - current value
       (cost:  $67,236,752 and $59,769,414, respectively)  $59,738,992  $65,598,341
Receivables:
    Loans to participants                                    4,409,231    4,551,495
    Employee contributions                                     179,194      178,818
    Employer contributions                                      68,960       70,274
    Dividends and interest                                       5,793        5,893
                                                           -----------  -----------
        Total assets                                        64,402,170   70,404,821
                                                           -----------  -----------

Liabilities:
    Payable to Plan participants                               241,962      360,493
                                                           -----------  -----------
         Total liabilities                                     241,962      360,493
                                                           -----------  -----------
Net assets available for Plan benefits                     $64,160,208  $70,044,328
                                                           ===========  ===========

See Notes to Financial Statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                            December 31,
                                       ------------------------
                                          1994         1993
                                       -----------  -----------
Net assets available for Plan
  benefits, beginning of year          $70,044,328  $70,177,921
                                       -----------  -----------
Additions:
    Employee contributions               9,408,232    9,183,749
    Employer contributions               3,657,306    3,606,001
    Dividend and interest income         3,205,407    2,470,076
    Net depreciation in investments    (13,755,377)  (8,009,618)
                                       -----------   ----------
        Total additions                  2,515,568    7,250,208
                                       -----------   ----------

Deductions:
    Payments to Plan participants        8,399,688    7,383,801
                                       -----------   ----------
        Total deductions                 8,399,688    7,383,801
                                       -----------   ----------
Net deductions                          (5,884,120)    (133,593)
                                       -----------   ----------
Net assets available for Plan
  benefits, end of year                $64,160,208  $70,044,328
                                       ===========  ===========
See Notes to Financial Statements.

                   SERVICE MERCHANDISE COMPANY, INC.
                      SAVINGS AND INVESTMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS
              PLAN YEARS ENDED DECEMBER 31, 1994 AND 1993

NOTE 1:  Description of Plan

     The Service Merchandise Company, Inc. Savings and Investment Plan
     (the "Plan") is a qualified defined contribution plan, under Section 401(a) and 401(k) of the Internal Revenue Code, covering eligible associates of Service Merchandise Company, Inc. (the "Company").
     The Plan was created on July 1, 1983 and amended and restated February 6, 1991, effective January 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     The following brief description of the Plan is intended to give a general summary of its principal provisions. Participants should refer to the Plan agreement for more complete information.

     Eligibility

     All associates are eligible upon completing one year of qualified service, as defined in the Plan agreement, and reaching a minimum age of 21.

     Contributions

     Associates may contribute through salary deferral from 1% to 15% of their annual salary. The Plan provides for a matching contribution to be made by the Company based on the ratio of "net profit," as defined, to net sales of the Company for the fiscal year corresponding with the previous Plan year. "Net profit" is defined as the Company's net profit
     1) excluding any additional interest and expenses attributable to the Company's 1989 recapitalization and 2) excluding the provision for income taxes and any extraordinary items.

         Net Profit as Percentage of Company
         Sales for Fiscal Year Corresponding     Employer Match
               with Previous Plan Year             Percentage
         -----------------------------------     --------------
                          0%                           0%
           Greater than 0% but less than 1%           10%
             1% or more but less than 2%              20%
             2% or more but less than 3%              30%
             3% or more but less than 4%              40%
                      4% or more                      50%

     The Company's maximum matching contribution is limited to the first 6% of a participant's compensation, as defined in the Plan. In accordance with the aforementioned calculation, the Company's matching contribution was at the 50% level for the 1994 and 1993 Plan years and will be at the 30% level for the 1995 Plan year.

                   SERVICE MERCHANDISE COMPANY, INC.
                      SAVINGS AND INVESTMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS
              PLAN YEARS ENDED DECEMBER 31, 1994 AND 1993

Vesting

     Participants are immediately 100% vested in all associate and Company contributions.

Participant Accounts

     Each participant's account is credited with the participant's contribution and Company's matching contribution. Plan earnings are allocated based on the participant's pro-rata share of each investment fund.

Investment Options

     Under the Plan, participants have a variety of investment options available. Except for the Service Merchandise Company, Inc. Common Stock Fund, the funds are proprietary products of T. Rowe Price, the investment manager and Plan trustee.

     Participants may invest their account, in minimum whole increments of 1%, in any of the following investment options:

     Service Merchandise Company, Inc. Common Stock Fund: consists exclusively of the Company's registered common stock.

     New Income Fund: consists of investments in a variety of debt securities such as corporate bonds, U.S. and Canadian Government issues, certificates of deposit and commercial paper.

     U.S. Treasury Fund: consists entirely of investments in United States Treasury securities and other obligations directly guaranteed by the U.S. Government.

     Equity Income Fund: consists of investments in corporate equity securities and bonds.

     Capital Appreciation Fund: consists of investments in equity securities of established companies offering above-average prospects for capital appreciation.

     Spectrum Growth Fund: consists of investments in a diversified group of domestic and international T. Rowe Price funds which invest principally in equity securities.

     Balanced Fund: consists of 60% of investments in equity securities of established companies and 40% in U.S. Government and investment grade bonds.

                   SERVICE MERCHANDISE COMPANY, INC.
                      SAVINGS AND INVESTMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS
              PLAN YEARS ENDED DECEMBER 31, 1994 AND 1993


Earnings from the funds, consisting primarily of interest and dividends, are automatically reinvested in their respective fund.

At December 31, 1994, there were a total of 7,367 participants in the Plan. Employee participation, by fund, at December 31, 1994 was as follows:

             Service Merchandise Company, Inc.
               Common Stock Fund                     3,855
             New Income Fund                         2,554
             U.S. Treasury Fund                      3,635
             Equity Income Fund                      2,455
             Capital Appreciation Fund               1,151
             Spectrum Growth Fund                    1,184
             Balanced Fund                             957

Payment of Benefits

Upon termination of employment prior to retirement, all participant balances $3,500 or less are distributed in a lump-sum amount.
Balances above $3,500 may, at the participant's option, be distributed in a lump-sum or held until retirement. As of December 31, 1994 and 1993, net assets available for benefits included benefits of $1,293,467 and $2,745,576, respectively, due to participants who have withdrawn from participation in the Plan and have not received their benefit distribution.

Upon becoming permanently and totally disabled or upon retirement, the participant has the option of receiving his or her balance as a lump-sum, in installments, or as a combination.

Distributions upon the death of a participant are in a lump-sum amount.

Tax Effect on Participants

Participants' contributions, subject to certain regulatory maximums, are in tax deferred dollars. Company matching contributions and investment earnings allocated to participants' accounts are not taxable to the participant until the amounts are distributed from the Plan.

                   SERVICE MERCHANDISE COMPANY, INC.
                      SAVINGS AND INVESTMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS
              PLAN YEARS ENDED DECEMBER 31, 1994 AND 1993

NOTE 2:  Summary of Accounting Policies

     Method of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     Investments

     Investments are valued based on quoted market prices as of the last business day of the Plan year.

     Net Depreciation on Investments

     Net depreciation on investments includes both realized and unrealized depreciation. The net depreciation for the Plan year ended December 31, 1994 was $13,755,377 as compared to $8,009,618 for the year ended December 31, 1993. In addition to the overall stock market decline, this variance is primarily related to the net depreciation in the Service Merchandise Company, Inc. Common Stock Fund as the market price decreased to $4.75 at December 31, 1994 from $10.00 at December 31, 1993.


NOTE 3:  Share or Unit Values

     Units of each investment fund are allocated daily based on changes in market valuation and participant contributions;
     Company contributions are allocated quarterly. The market value, per share or unit, by fund was as follows:


Fund             December 31, 1993     March 31, 1994        June 30, 1994       September 30,1994     December 31, 1994
- ----             -----------------    -----------------    -----------------    ------------------    -------------------
                   Shares              Shares                Shares               Shares                Shares
                     or     Market       or     Market         or     Market        or      Market        or      Market
                   Units    Value      Units    Value        Units    Value       Units     Value       Units     Value
                 -----------------    -----------------    -----------------    ------------------    -------------------
Service
Merchandise
Company, Inc.
Common Stock
Fund              2,045,065 $10.00     2,149,344  $8.00     2,259,505  $6.37     2,468,268   $6.37     2,591,211    $4.75

New Income Fund   1,297,186  $9.24     1,302,021  $8.83     1,290,590  $8.59     1,288,814   $8.49     1,263,569    $8.39

U.S. Treasury
Fund             16,101,525  $1.00    16,129,116  $1.00    16,618,392  $1.00    16,709,848   $1.00    17,211,268    $1.00

Equity Income
Fund                686,075 $16.65       694,813 $15.92       680,927 $16.09       685,776  $16.83       718,706   $15.98

Capital
Appreciation        165,708 $12.66       178,777 $12.56       191,122 $12.59       208,928  $13.30       240,636   $12.10

Spectrum Growth
Fund                150,784 $11.87       216,891 $11.49       214,051 $11.45       224,106  $12.22       273,875   $11.13

Balanced Fund       145,114 $12.02       152,337 $11.46       162,444 $11.22       174,540  $11.53       188,100   $11.14

                   SERVICE MERCHANDISE COMPANY, INC.
                      SAVINGS AND INVESTMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS
              PLAN YEARS ENDED DECEMBER 31, 1994 AND 1993

NOTE 4:  Investments

The following table presents the fair values, as determined by quoted market prices as of the last day of the Plan year, of the Plan's investments.

                                        December 31,                            December 31,
                                            1994                                    1993
                           ------------------------------------------------------------------------------
                             Number of                               Number of
                             Shares or                               Shares or
                               Units                                   Units
                                of                      Current         of                      Current
       Description         Participation     Cost        Value     Participation     Cost        Value
- ---------------------------------------------------------------------------------------------------------
Service Merchandise
    Company, Inc.
    Common Stock Fund          2,591,211  $18,979,124 $12,308,252      2,045,065  $15,828,100 $20,450,647

Service Merchandise
    Company, Inc.
    Common Stock - Cash                -            -      77,852              -            -       5,085

New Income Fund                1,263,569   11,268,568  10,601,342      1,297,186   11,687,945  11,986,001

U.S. Treasury Fund            17,211,268   17,211,268  17,211,268     16,101,525   16,101,525  16,101,525

Equity Income Fund               718,706   11,452,160  11,484,918        686,075   10,806,167  11,423,145

Capital Appreciation Fund        240,636    2,975,182   2,911,694        165,708    1,980,798   2,097,858

Spectrum Growth Fund             273,875    3,199,227   3,048,228        150,784    1,716,401   1,789,808

Balanced Fund                    188,100    2,151,223   2,095,438        145,114    1,648,478   1,744,272
                                          ----------- -----------                 ----------- -----------
        Total Investments                 $67,236,752 $59,738,992                 $59,769,414 $65,598,341
                                          =========== ===========                 =========== ===========


The allocation by investment fund, of net assets available for benefits as of December 31, 1994 and 1993 and changes in net assets available for benefits for the year ended December 31, 1994 and 1993 are as follows on pages 11 through 14:

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
TO INVESTMENT PROGRAMS
FOR THE PLAN YEAR ENDED DECEMBER 31, 1994

                       Service
                     Merchandise
                    Company, Inc.    New          U.S.        Equity      Capital     Spectrum             Participant
                       Common       Income      Treasury      Income   Appreciation    Growth    Balanced      Loan
                     Stock Fund      Fund         Fund         Fund        Fund         Fund       Fund        Fund       Total
- ----------------------------------------------------------------------------------------------------------------------------------
Assets:
Investments -
  current value     $12,386,104  $10,601,342  $17,211,268  $11,484,918  $2,911,694  $3,048,228 $2,095,438           -  $59,738,992
Receivables:
    Loans to
      participants        9,082        5,691       11,251        5,621       1,225       1,612      1,056  $4,373,693    4,409,231
    Employee
      contributions      45,638       25,036       42,449       29,659      12,931      13,853      9,628           -      179,194
    Employer
      contributions      17,477        9,665       16,642       11,313       4,893       5,243      3,727           -       68,960
    Dividends and
       interest           1,585          944        1,739          910         186         267        162           -        5,793
                    -----------  -----------  -----------  -----------  ----------  ---------- ----------  ----------  -----------
    Total assets     12,459,886   10,642,678   17,283,349   11,532,421   2,930,929   3,069,203  2,110,011   4,373,693   64,402,170
                    -----------  -----------  -----------  -----------  ----------  ---------- ----------  ----------  -----------

Liabilities:
Payable to Plan
   participants          50,559       42,775       43,479       59,729      16,843      12,228     16,349           -      241,962
                    -----------  -----------  -----------  -----------  ----------  ---------- ----------  ----------  -----------
   Total liabilities     50,559       42,775       43,479       59,729      16,843      12,228     16,349           -      241,962
                    -----------  -----------  -----------  -----------  ----------  ---------- ----------  ----------  -----------


Net assets available
for Plan benefits   $12,409,327  $10,599,903  $17,239,870  $11,472,692  $2,914,086  $3,056,975 $2,093,662  $4,373,693  $64,160,208
                    ===========  ===========  ===========  ===========  ==========  ========== ==========  ==========  ===========

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS & INVESTMENT PLAN
ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
TO INVESTMENT PROGRAMS
FOR THE PLAN YEAR ENDED DECEMBER 31, 1993

                     Service
                   Merchandise
                  Company, Inc.    New          U.S.        Equity       Capital    Spectrum              Participant
                     Common       Income      Treasury      Income    Appreciation   Growth    Balanced      Loan
                      Stock        Fund         Fund         Fund         Fund        Fund       Fund        Fund        Total
- ----------------------------------------------------------------------------------------------------------------------------------
Assets:
Investments -
  current value    $20,455,732  $11,986,001  $16,101,525  $11,423,145   $2,097,858 $1,789,808  $1,744,272           -  $65,598,341
Receivables:
   Loans to
     participants        9,793        5,848       10,185        5,614          935        950         941  $4,517,229    4,551,495
   Employee
     contributions      49,915       28,511       43,033       31,411       10,038      8,071       7,839           -      178,818
   Employer
     contributions      18,919       11,061       17,085       11,954        3,992      4,071       3,192           -       70,274
   Dividends and
     interest            1,801          935        1,690          964          133        197         173           -        5,893
                   -----------  -----------  -----------  -----------   ---------- ----------  ----------  ----------  -----------
  Total assets      20,536,160   12,032,356   16,173,518   11,473,088    2,112,956  1,803,097   1,756,417   4,517,229   70,404,821
                   -----------  -----------  -----------  -----------   ---------- ----------  ----------  ----------  -----------

Liabilities:
  Payable to Plan
    participants       107,920       61,822       56,923       74,060       18,937     18,991      21,840           -      360,493
                   -----------  -----------  -----------  -----------   ---------- ----------  ----------  ----------  -----------
  Total liabilities    107,920       61,822       56,923       74,060       18,937     18,991      21,840           -      360,493
                   -----------  -----------  -----------  -----------   ---------- ----------  ----------  ----------  -----------

Net assets
  available for
  Plan benefits    $20,428,240  $11,970,534  $16,116,595  $11,399,028   $2,094,019 $1,784,106  $1,734,577  $4,517,229  $70,044,328
                   ===========  ===========  ===========  ===========   ========== ==========  ==========  ==========  ===========

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS TO INVESTMENT PROGRAMS
FOR THE PLAN YEAR ENDED DECEMBER 31, 1994

                     Service
                   Merchandise
                  Company, Inc.     New         U.S.        Equity       Capital     Spectrum              Participant
                      Common       Income     Treasury      Income    Appreciation    Growth     Balanced     Loan
                    Stock Fund      Fund        Fund         Fund         Fund         Fund        Fund       Fund        Total
- ----------------------------------------------------------------------------------------------------------------------------------
Net assets
 available for
 Plan benefits,
 beginning
 of year            $20,428,240 $11,970,534  $16,116,595  $11,399,028   $2,094,019  $1,784,106  $1,734,577 $4,517,229  $70,044,328
                    ----------- -----------  -----------  -----------   ----------  ----------  ---------- ----------  -----------
Additions:

 Employee
  contributions       2,448,197   1,392,561    2,243,375    1,582,592      623,104     639,195     479,208          -    9,408,232
 Employer
  contributions         954,490     549,240      899,614      599,794      226,833     243,302     184,033          -    3,657,306
 Dividend and
  interest income        89,619     871,659      658,466      997,708      236,038     235,780     116,137          -    3,205,407
 Net depreciation
  in investments    (11,717,746) (1,088,224)           -     (455,765)    (144,063)   (208,432)   (141,147)         -  (13,755,377)
                    ----------- -----------  -----------  -----------   ----------  ----------  ---------- ----------  -----------
  Total additions    (8,225,440)  1,725,236    3,801,455    2,724,329      941,912     909,845     638,231          -    2,515,568
                    ----------- -----------  -----------  -----------   ----------  ----------  ---------- ----------  -----------

Deductions:
  Payments to Plan
   participants       1,415,147   1,232,373    2,228,621    1,939,428      387,064     505,294     199,512    492,249    8,399,688
                    ----------- -----------  -----------  -----------   ----------  ----------  ---------- ----------  -----------
  Total deductions    1,415,147   1,232,373    2,228,621    1,939,428      387,064     505,294     199,512    492,249    8,399,688


Net transfer
 between funds        2,047,755  (1,355,814)     387,427     (324,390)     344,132     979,531      32,667 (2,111,308)           -

Participant loans
 processed             (426,081)   (507,680)    (836,986)    (386,847)     (78,913)   (111,213)   (112,301) 2,460,021            -
                    ----------- -----------  -----------  -----------   ----------  ----------  ---------- ----------  -----------
Net additions
(deductions)         (8,018,913) (1,370,631)   1,123,275       73,664      820,067   1,272,869     359,085   (143,536)  (5,884,120)
                    ----------- -----------  -----------  -----------   ----------  ----------  ---------- ----------  -----------
Net assets
 available for
 Plan benefits,
 end of year        $12,409,327 $10,599,903  $17,239,870  $11,472,692   $2,914,086  $3,056,975  $2,093,662 $4,373,693  $64,160,208
                    =========== ===========  ===========  ===========   ==========  ==========  ========== ==========  ===========

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS TO INVESTMENT PROGRAMS
FOR THE PLAN YEAR ENDED DECEMBER 31, 1993

                        Service
                      Merchandise
                     Company, Inc.     New        U.S.       Equity      Capital     Spectrum              Participant
                         Common       Income    Treasury     Income   Appreciation    Growth     Balanced     Loan
                       Stock Fund      Fund       Fund        Fund        Fund         Fund        Fund       Fund      Total
- --------------------------------------------------------------------------------------------------------------------------------
Net assets available
  for Plan benefits,
  beginning of year    $28,056,261 $12,129,853 $16,836,431  $7,632,081  $1,002,476   $351,323    $660,647 $3,508,849 $70,177,921
                       ----------- ----------- ----------- -----------  ---------- ----------  ---------- ---------- -----------

Additions:
  Employee
   contributions         2,671,771   1,533,422   2,462,926   1,484,836     452,062    270,505     308,227          -   9,183,749
  Employer
   contributions         1,030,656     606,742     982,946     587,307     165,363    108,761     124,226          -   3,606,001
  Dividend and
   interest income          92,974     807,565     487,836     814,334      85,368    124,880      57,119          -   2,470,076
  Net appreciation/
  (depreciation)
   in investments       (9,198,749)    303,582           -     547,477     144,897     96,683      96,492          -  (8,009,618)
                       ----------- ----------- ----------- -----------  ---------- ----------  ---------- ---------- -----------
    Total additions     (5,403,348)  3,251,311   3,933,708   3,433,954     847,690    600,829     586,064          -   7,250,208
                       ----------- ----------- ----------- -----------  ---------- ----------  ---------- ---------- -----------
Deductions:
  Payments to Plan
   participants          2,180,328   1,520,514   1,995,697     931,604      89,255    243,160      67,327    355,916   7,383,801
                       ----------- ----------- ----------- -----------  ---------- ----------  ---------- ---------- -----------
    Total deductions     2,180,328   1,520,514   1,995,697     931,604      89,255    243,160      67,327    355,916   7,383,801
                       ----------- ----------- ----------- -----------  ---------- ----------  ---------- ---------- -----------

Net transfers
  between funds            850,196  (1,363,714) (1,619,041)  1,779,160     375,996  1,119,592     600,913 (1,743,102)          -

Participant loans
  processed               (894,541)   (526,402) (1,038,806)   (514,563)    (42,888)   (44,478)    (45,720) 3,107,398           -
                       ----------- ----------- ----------- -----------  ---------- ----------  ---------- ---------- -----------
Net additions
 (deductions)           (7,628,021)   (159,319)   (719,836)  3,766,947   1,091,543  1,432,783   1,073,930  1,008,380    (133,593)
                       ----------- ----------- ----------- -----------  ---------- ----------  ---------- ---------- -----------
Net assets available
  for Plan benefits,
  end of year          $20,428,240 $11,970,534 $16,116,595 $11,399,028  $2,094,019 $1,784,106  $1,734,577 $4,517,229 $70,044,328
                       =========== =========== =========== ===========  ========== ==========  ========== ========== ===========

                   SERVICE MERCHANDISE COMPANY, INC.
                      SAVINGS AND INVESTMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS
              PLAN YEARS ENDED DECEMBER 31, 1994 AND 1993

NOTE 5:  Loans to Participants

     Participants may borrow from their account subject to certain restrictions and limitations. Outstanding loans cannot exceed 50% of the participant's account balance and are subject to a maximum of $50,000 and a minimum of $1,000. The Plan requires the trustee to establish an interest rate on the date of loan origination which is comparable to the interest rate charged by lending institutions for loans made under similiar circumstances. Currently, loans bear interest at 1% over the prime rate in effect. Loan repayment periods generally range from one to five years. At December 31, 1994, 1,956 participants had loans outstanding from the Plan.

NOTE 6:  Administration of the Plan

     The Plan is administered by the Employee Benefit Plan Committee appointed by the Company's Board of Directors. T. Rowe Price of Baltimore, Maryland serves as trustee and investment manager. Currently, trustee fees are paid directly by the Company.

NOTE 7:  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed, if permissible, or transferred for the benefit of participants in relation to their vested account balances.

NOTE 8:  Tax Status

     The Plan has received a determination letter indicating it is qualified under Section 401(a) and meets the additional requirements of Section 401(k) of the Internal Revenue Code. The Plan is exempt from federal income tax under Section 501(a) of the Internal Revenue Code.

     In March of 1995, the Plan applied for a determination letter with regard to the Plan Amendment and Restatement and anticipates a favorable ruling on its application.

                       SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                       SERVICE MERCHANDISE COMPANY, INC.
                       SAVINGS AND INVESTMENT PLAN


June 19,1995                By: /s/ Robert C. Eimers
                               ----------------------
                               Robert C. Eimers
                               Committee Chairman

June 19,1995                By: /s/ Glen A. Bodzy
                               ----------------------
                               Glen A. Bodzy
                               Committee Member

June 19,1995                By: /s/ S. Cusano
                               ----------------------
                               S. Cusano
                               Committee Member

June 19,1995                By: /s/ Gary M. Witkin
                               ----------------------
                               Gary M. Witkin
                               Committee Member

June 19,1995                By: /s/ Raymond Zimmerman
                               ----------------------
                               Raymond Zimmerman
                               Committee Member

                   SERVICE MERCHANDISE COMPANY, INC.
                      SAVINGS AND INVESTMENT PLAN
                       SCHEDULE I - LINE 27a --
            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           DECEMBER 31, 1994

       (a)                  (b)                                        (c)                           (d)          (e)
                                                            Description of investment
            Identity of issue, borrower, lessor,   including maturity date, rate of interest,                   Current
                     of similiar party                  collateral, par or maturity value           Cost         Value
       ------------------------------------------------------------------------------------------------------------------
       *    Service Merchandise Company, Inc.     Common Stock                                   $18,979,124  $12,386,104

       *    T. Rowe Price                         New Income Fund                                 11,268,568   10,601,342

       *    T. Rowe Price                         U.S. Treasury Fund                              17,211,268   17,211,268

       *    T. Rowe Price                         Equity Income Fund                              11,452,160   11,484,918

       *    T. Rowe Price                         Capital Appreciation Fund                        2,975,182    2,911,694

       *    T. Rowe Price                         Spectrum Growth Fund                             3,199,227    3,048,228

       *    T. Rowe Price                         Balanced Fund                                    2,151,223    2,095,438
                                                                                                 -----------  -----------
                Total investments                                                                $67,236,752  $59,738,992
                                                                                                 ===========  ===========
            Loans to Participants                 Interest rate:   Hi:  12 1/2%      Low:  7%                  $4,409,231
                                                                                                              ===========



       *  Party-in-interest

                   SERVICE MERCHANDISE COMPANY, INC.
                      SAVINGS AND INVESTMENT PLAN
                        SCHEDULE II - LINE 27d
                  SCHEDULE OF REPORTABLE TRANSACTIONS
               For the Plan Year Ended December 31, 1994

          (a)                   (b)             (c)         (d)      (e)        (f)          (g)          (h)          (i)

                          Description of
                          asset (include                                                                Current
                           interest rate                                      Expense                  value of
                           and maturity                                       incurred                 asset on
   Identity of party          in case         Purchase    Selling   Lease       with       Cost of    transaction      Net
       involved              of a loan)        Price       Price    rental  transaction     Asset        date      Gain/(Loss)
- -------------------------------------------------------------------------------------------------------------------------------
Individual transactions

None applicable.

Series of transactions

Service Merchandise
   Company, Inc.        Common Stock         $6,005,520           -      -            -   $6,005,520   $6,016,306            -
Service Merchandise
   Company, Inc.        Common Stock                  -  $2,440,952      -            -    2,854,496    2,440,952    $(413,544)

T. Rowe Price           New Income Fund       3,171,434           -      -            -    3,171,434    3,171,739            -
T. Rowe Price           New Income Fund               -   3,468,174      -            -    3,590,810    3,468,174     (122,636)

T. Rowe Price           U.S. Treasury Fund    5,347,438           -      -            -    5,347,438    5,347,438            -
T. Rowe Price           U.S. Treasury Fund            -   4,237,695      -            -    4,237,695    4,237,695            -

T. Rowe Price           Equity Income Fund    3,942,830           -      -            -    3,942,830    3,938,855            -
T. Rowe Price           Equity Income Fund            -   3,421,314      -            -    3,296,837    3,421,314      124,477
- ------------------------------------------------------------------------------------------------------------------------------